Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX August 3, 2026

IPERIONX ADVANCES AMERICAN TITANIUM GROWTH STRATEGY WITH PROPOSED U.S. REDOMICILIATION AND BOARD APPOINTMENT

Highlights

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Proposed U.S. redomiciliation: IperionX intends to redomicile its ultimate parent company to Texas, subject to shareholder, court, regulatory and other customary approvals, to align the Company’s legal and capital-markets structure with its integrated U.S. manufacturing, critical minerals and technology operations.

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Simplified Nasdaq structure: Subject to final structuring and exchange approvals, common stock in the new U.S. parent is expected to be listed directly on Nasdaq, replacing IperionX’s existing ADS structure.

■	Continuity of operations and strategy: The proposed redomiciliation is not expected to change IperionX’s underlying assets, operations or strategic priorities.

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Building a fully American titanium supply chain: IperionX is developing an integrated U.S. platform extending from domestic titanium minerals and recycled titanium feedstocks through low-cost titanium metal production to advanced manufactured products and components.

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Board strengthened for industrial scale-up: Michael J. Loparco, an accomplished advanced-manufacturing, technology and global supply-chain executive, has been appointed as an independent non-executive director, effective August 3, 2026.

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) is pleased to announce two aligned strategic actions to support its next phase of growth as an American titanium metal and critical materials business.

IperionX intends to pursue a redomiciliation to the United States through the establishment of a Texas-incorporated ultimate parent company. The Company has also appointed Mr. Michael J. Loparco, an experienced advanced-manufacturing, industrial technology and global supply-chain executive, as an independent non-executive director, effective August 3, 2026.

Together, these initiatives are intended to align IperionX’s corporate structure, capital-markets framework and Board capabilities with the Company’s evolution into a fully integrated American titanium and critical materials company.

IperionX is developing a domestic titanium supply chain designed to extend from titanium minerals and recycled feedstocks through titanium metal production to advanced manufactured products for defense and other strategically important U.S. industries.

The Company’s U.S. operating platform comprises:

•	the integrated Atlas-Titan critical minerals platform in Tennessee;
•	titanium metal production and advanced manufacturing in Virginia; and
•	titanium technology research and development in Utah.

The proposed redomiciliation is reflective of the majority of IperionX’s customers, strategic relationships and government-supported programs being based in the United States.

Appointment of Mr. Michael J. Loparco as Non-Executive Director

IperionX has appointed Mr. Michael J. Loparco as an independent non-executive director, effective August 3, 2026.

Mr. Loparco is a highly accomplished executive with more than 25 years of leadership experience across advanced manufacturing, industrial technology, automation, global supply chains, corporate transactions and public-company governance.

Virginia	Tennessee	Utah
1092 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119
IperionX Limited ABN 84 618 935 372

He currently serves as Chief Executive Officer and Co-Founder of OrcaWorcs.ai, an AI-native operating platform focused on workflow orchestration and compliance across legal, financial services and industrial markets.

Mr. Loparco previously served as Chief Executive Officer of Symbotic Inc. (NASDAQ: SYM), where he led the company through its 2022 public listing.

Prior to Symbotic, Mr. Loparco spent more than two decades at Jabil Inc. (NYSE: JBL), one of the world’s leading manufacturing services companies. During his time at Jabil, he held a series of senior leadership roles, including Chief Executive Officer of Jabil Electronics Manufacturing Services and Executive Vice President, with responsibility for global manufacturing, supply-chain and technology operations across 25 countries.

Earlier in his career, Mr. Loparco practiced as a corporate attorney with Holland & Knight LLP. He currently serves on the Board of Sanmina Corporation (NASDAQ: SANM) and has previous board experience with established public companies and newly listed businesses. Mr. Loparco holds a Bachelor of Arts in International Business from Eckerd College and a Juris Doctor, cum laude, from Stetson University College of Law.

Mr. Loparco said:

“IperionX has assembled a leading combination of domestic resource security, proprietary titanium technology and advanced-manufacturing capability within one U.S. platform.

IperionX brings together three capabilities that are rarely found within a single U.S. company: proprietary titanium technologies, an expanding advanced-manufacturing platform and a large-scale domestic critical minerals project. That combination creates a compelling opportunity to build a more resilient, competitive and secure American titanium supply chain.

I look forward to working with the Board and management team as IperionX scales its manufacturing operations, expands commercialization and advances its position as a strategically important supplier to U.S. industry.”

IperionX Executive Chairman, Todd Hannigan, said:

“Michael is an exceptional addition to the IperionX Board. He has extensive experience leading complex manufacturing organizations, scaling advanced technology platforms, managing global supply chains and guiding public companies through periods of significant transformation.

That combination of industrial, technology, commercial and capital-markets experience is directly relevant to IperionX’s next phase as we scale our U.S. manufacturing operations, expand our product capabilities and progress from capacity development into larger-scale commercialization.”

Proposed Domiciliation to the United States

IperionX intends to pursue a redomiciliation under which a newly incorporated Texas corporation would become the ultimate parent company of the IperionX Group. The proposed redomiciliation remains subject to shareholder approval, court approval, regulatory approvals, exchange approvals and other customary conditions.

Subject to final structuring and exchange approvals, IperionX expects the common stock of the new U.S. parent company to be listed directly on Nasdaq, replacing the Company’s existing ADS structure.

The proposed redomiciliation would align IperionX’s legal domicile and capital-markets structure with its:

•	principal operating assets in Virginia, Tennessee and Utah;
•	U.S.-based workforce and management activities;
•	U.S. customers and strategic industrial relationships;
•	extensive U.S. Government-supported programs; and
•	strategic objective to rebuild secure American titanium and critical materials supply chains.

Against this operating and strategic background, the proposed redomiciliation is intended to complete the alignment of an American operating business with an American legal and capital-markets structure. A U.S. domicile and direct U.S. listed common-stock structure are also intended to provide a simpler and more accessible investment framework for U.S. institutional, sector-specialist and strategic investors.

The proposed structure has the potential to:

•	broaden IperionX’s addressable U.S. investor base;
•	deepen trading liquidity and price discovery;
•	simplify participation by strategic and sector-specialist investors; and
•	enhance access to larger and more diverse pools of U.S. growth capital.

The proposed redomiciliation is not expected to change IperionX’s underlying assets, operations or strategic priorities.

IperionX CEO, Taso Arima, said:

“IperionX is an American industrial company in every operational and strategic sense. Our critical mineral platform is in Tennessee, our titanium production and advanced-manufacturing operations are in Virginia, our technology research and development is in Utah, and our customers, strategic relationships and government-supported programs are located in the United States.

The proposed redomiciliation would complete that alignment at the corporate level. It would create a simpler investment structure for U.S. investors and better position IperionX to access the capital, market visibility and strategic relationships required to scale a fully American titanium supply chain.

Importantly, this proposal does not change our underlying business or strategy. It creates a corporate structure that more accurately reflects the American business we have already built and the substantially larger U.S. industrial company we intend to become.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.